MXY HOLDINGS, INC.

3355 E. Spring Street, Suite 300

Long Beach, CA 90806

October 18, 2022

Via Edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MXY Holdings Inc.
Offering Statement on Form 1-A
File No. 024-11986

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MXY Holdings Inc. hereby requests acceleration of the qualification of the above-referenced Offering Statement to 5:00 p.m. on October 21, 2022, or as soon thereafter as practicable.

Please contact Matt Kittay of Fox Rothschild LLP, counsel to the Company, at (212) 878-7978, as soon as the offering statement has been declared qualified, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jordan Lams
Jordan Lams
Chief Executive Officer